SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

2009 FEB -4 A 9:31

2 February 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

09045274

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 January 2009 which we released to The Stock Exchange of Hong Kong Limited on 30 January 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Vannay Lau
Assistant Company Secretary

PROCESSED
FEB 10 2009
THOMSON REUTERS

Encl

E:\sl\SA\Overseas Regulatory Announcement\SHMB\Ann_SHMB public float_4\ltr. Doc.1

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

OVERSEAS REGULATORY ANNOUNCEMENT

Shangri-La Hotels (Malaysia) Berhad ("SHMB"), a company listed on Bursa Malaysia Securities Berhad ("Bursa Malaysia") and a 52.78% owned subsidiary of Shangri-La Asia Limited, has on 30 January 2009 released to Bursa Malaysia an announcement (the "Announcement") in relation to the extension of time to comply with the public shareholding spread requirement of SHMB. The following is a reproduction of the Announcement for information purpose only.

As at the date of this announcement, the directors of Shangri-La Asia Limited are:

Executive Directors
Mr. Kuok Khoon Ean
Mr. Kuok Khoon Loong, Edward
Mr. Lui Man Shing
Mr. Giovanni Angelini
Mr. Madhu Rama Chandra Rao

Non-Executive Directors
Madam Kuok Oon Kwong
Mr. Ho Kian Guan
Mr. Roberto V. Ongpin
Mr. Ho Kian Hock *(alternate to Mr. Ho Kian Guan)*

Independent Non-Executive Directors
Mr. Alexander Reid Hamilton
Mr. Wong Kai Man
Mr. Timothy David Dattels
Mr. Michael Wing-Nin Chiu

Hong Kong, 30 January 2009

* *for identification purpose only*

SHANGRI-LA HOTELS (MALAYSIA) BERHAD

Type	: Announcement
Subject	: EXTENSION OF TIME TO COMPLY WITH THE PUBLIC SHAREHOLDING SPREAD REQUIREMENT
Contents	: We wish to announce that following the Company's appeal to Bursa Malaysia Securities Berhad ("Bursa Malaysia") pertaining to non-compliance with the public shareholding spread requirement, Bursa Malaysia has in their letter of 28 January 2009 granted the Company an extension of time of three (3) months until 22 March 2009 to comply with the 25% prescribed public shareholding spread pursuant to paragraph 8.15(1) of the Listing Requirements of Bursa Malaysia.

Based on the latest available Record of Depositors as at 31 December 2008, 24.90% of the issued and paid-up capital of SHMB are in the hands of 7,189 public shareholders holding not less than 100 shares each, and that none of these shareholders hold 5% or more of the issued and paid-up capital of SHMB.

As at the date of this announcement, the Company has not formulated any plans to remedy the shortfall in its public spread, however, the Company will use its best endeavours to improve the same to 25%.

END